2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining updates on the Tenke Fungurume copper/cobalt project

October 24, 2007, (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to provide the following update on the development of the Tenke Fungurume copper/cobalt project in Katanga Province in the DRC. Lundin Mining holds a 24.75% interest in the Tenke Fungurume project. The Company’s operating partner, Freeport-McMoRan Copper & Gold Inc. ("Freeport") holds a 57.75% interest and La Générale des Carrières et des Mines, the DRC state mining company, holds the remaining 17.5% interest.

Construction of the initial phase of operations is well underway. Production start-up, however, will be slightly behind the initial schedule of 4th quarter 2008, due to delays in construction works. Construction and start-up of production will now extend into 2009. To date approximately 55% of design and 70% of procurement are complete. Bulk earthworks are substantially complete at the plant site and shop areas, and concrete work has started. Approximately 15% of the construction work has been completed and the project is approximately 40% complete overall.

Completion of the mine’s first phase will provide annual production of 115,000 tonnes of copper cathode and 8,000 tonnes of cobalt. Based on the current mine plan, ore grades for the first ten years are expected to average 4.6% copper and 0.4% cobalt. The mine’s cash cost is expected to be one of the lowest in the industry.

Freeport, as operator of the project has now advised that the capital costs for developing the first phase of operations are expected in the range of $900 million. Part of the cost increase from the previous estimate of $650 million is due to an increased design throughput from 7,000 tpd of ore capacity to 8,000 tpd, in addition to various inflationary pressures and scope changes. Capital costs estimates will continue to be reviewed. Approximately $157 million in capital costs have been incurred as of September 30, 2007. Freeport is responsible for funding 70% of project development costs and Lundin Mining the balance of 30%. The shareholder agreement terms with Lundin Mining state that Freeport is obliged to arrange for funding overruns in excess of 25% over the initial budget.

Aggressive exploration work is in progress on the Tenke Fungurume mineral concessions with the aim of upgrading resources to reserves to support expansion plans. Year-to-date 31,000 metres have been drilled and 9 rigs are currently active across the concession.

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged internationally in the extraction, development, acquisition and discovery of base metal deposits. The company currently owns five operating mines, extracting copper, zinc, lead, nickel and silver: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, the Galmoy mine in Ireland and the recently acquired Aguablanca mine in Spain. A further mine, the Aljustrel mine in Portugal, is under development and will be brought into production in the fourth quarter 2007. In addition, Lundin Mining holds an extensive exploration portfolio, including interests in international ventures and development projects such as the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo, which is currently under construction and the Ozernoe zinc project under detailed feasibility study in Russia.

Lundin Mining Corporation
News Release

For further information, please contact:

Catarina Ihre, Manager, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations, North America: 1-604-689-7842

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.